UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Amendment No. 2)*

Under the Securities Exchange Act of 1934

DOLBY LABORATORIES, INC.

(Name of Issuer)

CLASS A COMMON STOCK

CLASS B COMMON STOCK

(Title of Class of Securities)

CLASS A COMMON STOCK: 25659T107

CLASS B COMMON STOCK: Not Applicable

(CUSIP Number)

Dolby Laboratories, Inc.

100 Potrero Avenue

San Francisco, CA 94103-4813

Phone: (415) 558-0200

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 18, 2012

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box.  ☐

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following pages)

(Page 1 of 25 Pages)

Class A CUSIP Number: 25659T107 Class B CUSIP Number: Not Applicable	Page 2 of 25 Pages

1.	Names of Reporting Persons Ray Dolby
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (see instructions) Not applicable
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization USA
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 100 Class A Shares (1)
	8.	Shared Voting Power 38,854,719 Class B Shares (2)
	9.	Sole Dispositive Power 100 Class A Shares (1)
	10.	Shared Dispositive Power 52,073,049 Class B Shares (3)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 52,073,149 (4)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (see instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 50.9% (5)(6)(7)
14.	Type of Reporting Person (see instructions) IN

Page 3 of 25 Pages

(1)	Consists of 100 shares of Class A Common Stock held by Ray Dolby. The rights of the holders of Class A Common Stock and Class B Common Stock are identical, except with respect to conversion rights and voting rights. Each share of Class B Common Stock is convertible into one share of Class A Common Stock at any time at the option of the holder; upon the affirmative vote of the holders of a majority of the shares of Class B Common Stock; or upon certain transfers. Each share of Class B Common Stock is entitled to ten votes per share, whereas each share of Class A Common Stock is entitled to one vote per share.
(2)	Consists of 38,854,719 shares of Class B Common Stock held of record by Ray and Dagmar Dolby, as Trustees of the Ray Dolby Trust under the Dolby Family Trust Instrument dated May 7, 1999 (the “Ray Dolby Trust”). Ray Dolby and Dagmar Dolby are Co-Trustees under the Ray Dolby Trust, and their son David E. Dolby is a Special Trustee of the Ray Dolby Trust. Ray Dolby and Dagmar Dolby have shared dispositive power as to the shares held by the Ray Dolby Trust. Ray Dolby, Dagmar Dolby and David E. Dolby have shared voting power over the shares held by the Ray Dolby Trust, with voting decisions requiring a majority vote of the three Co-Trustees. The reporting person disclaims beneficial ownership of these securities except to the extent of his pecuniary interest therein.
(3)	Consists of (i) 38,854,719 shares of Class B Common Stock held of record by Ray and Dagmar Dolby, as Trustees of the Ray Dolby Trust, (ii) 1,410,165 shares of Class B Common Stock held of record by Ray and Dagmar Dolby, as Trustees of the Ray Dolby 2002 Trust A dated April 19, 2002 (the “Ray Dolby 2002 Trust A”), (iii) 1,810,165 shares of Class B Common Stock held of record by Ray and Dagmar Dolby, as Trustees of the Ray Dolby 2002 Trust B dated April 19, 2002 (the “Ray Dolby 2002 Trust B”), (iv) 4,999,000 shares of Class B Common Stock held of record by Ray and Dagmar Dolby, as Trustees of the Ray Dolby 2011 Trust A, dated December 14, 2011 (the “Ray Dolby 2011 Trust A”), and (v) 4,999,000 shares of Class B Common Stock held of record by Ray and Dagmar Dolby, as Trustees of the Ray Dolby 2011 Trust B, dated December 14, 2011 (the “Ray Dolby 2011 Trust B”). Ray Dolby and Dagmar Dolby are Co-Trustees of, and have shared dispositive power as to the shares held by, the Ray Dolby Trust, the Ray Dolby 2002 Trust A, the Ray Dolby 2002 Trust B, the Ray Dolby 2011 Trust A and the Ray Dolby 2011 Trust B. Ray Dolby, Dagmar Dolby and David E. Dolby have shared voting power over the shares held by the Ray Dolby Trust, with voting decisions requiring a majority vote of the three Co-Trustees. Thomas E. Dolby, son of Ray and Dagmar Dolby, has sole power to direct the voting of the shares held by the Ray Dolby 2002 Trust A and the Ray Dolby 2011 Trust A, as Special Trustee of such trusts. David E. Dolby has sole power to direct the voting of the shares held by the Ray Dolby 2002 Trust B and the Ray Dolby 2011 Trust B, as Special Trustee of such trusts. The reporting person disclaims beneficial ownership of these securities except to the extent of his pecuniary interest therein.
(4)	Consists of (i) 100 shares of Class A Common Stock held by Ray Dolby, (ii) 38,854,719 shares of Class B Common Stock held of record by Ray and Dagmar Dolby, as Trustees of the Ray Dolby Trust, (iii) 1,410,165 shares of Class B Common Stock held of record by Ray and Dagmar Dolby, as Trustees of the Ray Dolby 2002 Trust A, (iv) 1,810,165 shares of Class B Common Stock held of record by Ray and Dagmar Dolby, as Trustees of the Ray Dolby 2002 Trust B, (v) 4,999,000 shares of Class B Common Stock held of record by Ray and Dagmar Dolby, as Trustees of the Ray Dolby 2011 Trust A, and (vi) 4,999,000 shares of Class B Common Stock held of record by Ray and Dagmar Dolby, as Trustees of the Ray Dolby 2011 Trust B. The reporting person disclaims beneficial ownership of these securities except to the extent of his pecuniary interest therein.
(5)	Assumes the conversion of all outstanding shares of Class B Common Stock into shares of Class A Common Stock.
(6)	Represents 85.1% of the total voting power of the Class A Common Stock and Class B Common Stock, because each share of Class A Common Stock is entitled to one vote and each share of Class B Common Stock is entitled to ten votes.
(7)	Based on 45,630,160 shares of Class A Common Stock and 56,592,841 shares of Class B Common Stock outstanding on November 23, 2012.

Class A CUSIP Number: 25659T107 Class B CUSIP Number: Not Applicable	Page 4 of 25 Pages

1.	Names of Reporting Persons Dagmar Dolby
2.	Check the Appropriate Box if a Member of a Group (see instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) Not applicable
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization USA
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power None
	8.	Shared Voting Power 38,854,719 Class B Shares (8)
	9.	Sole Dispositive Power 2,500,000 Class B Shares (9)
	10.	Shared Dispositive Power 52,073,049 Class B Shares (10)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 54,573,049 Class B Shares (11)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (see instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 53.4% (12)(13)(14)
14.	Type of Reporting Person (see instructions) IN

Page 5 of 25 Pages

(8)	Consists of 38,854,719 shares of Class B Common Stock held of record by Ray and Dagmar Dolby, as Trustees of the Ray Dolby Trust. Ray Dolby and Dagmar Dolby are Co-Trustees under the Ray Dolby Trust, and their son David E. Dolby is a Special Trustee of the Ray Dolby Trust. Ray Dolby and Dagmar Dolby have shared dispositive power as to the shares held by the Ray Dolby Trust, and Ray Dolby, Dagmar Dolby and David E. Dolby have shared voting power over the shares held by the Ray Dolby Trust, with voting decisions requiring a majority vote of the three Co-Trustees. The reporting person disclaims beneficial ownership of these securities except to the extent of her pecuniary interest therein.
(9)	Consists of 2,500,000 shares of Class B Common Stock held of record by Dolby Holdings II LLC (the “Family LLC”). Dagmar Dolby has sole dispositive power as to the shares held by the Family LLC as the Manager of the Family LLC. Each of Thomas E. Dolby and David E. Dolby has sole power to direct the voting of 50% of the shares held by the Family LLC, as Special Managers of the Family LLC. The reporting person disclaims beneficial ownership of these securities to the extent of her pecuniary interest therein.
(10)	Consists of (i) 38,854,719 shares of Class B Common Stock held of record by Ray and Dagmar Dolby, as Trustees of the Ray Dolby Trust, (ii) 1,410,165 shares of Class B Common Stock held of record by Ray and Dagmar Dolby, as Trustees of the Ray Dolby 2002 Trust A, (iii) 1,810,165 shares of Class B Common Stock held of record by Ray and Dagmar Dolby, as Trustees of the Ray Dolby 2002 Trust B, (iv) 4,999,000 shares of Class B Common Stock held of record by Ray and Dagmar Dolby, as Trustees of the Ray Dolby 2011 Trust A, and (v) 4,999,000 shares of Class B Common Stock held of record by Ray and Dagmar Dolby, as Trustees of the Ray Dolby 2011 Trust B. Ray Dolby and Dagmar Dolby are Co-Trustees of, and have shared dispositive power as to the shares held by, the Ray Dolby Trust, the Ray Dolby 2002 Trust A, the Ray Dolby 2002 Trust B, the Ray Dolby 2011 Trust A and the Ray Dolby 2011 Trust B. Ray Dolby, Dagmar Dolby and David E. Dolby have shared voting power over the shares held by the Ray Dolby Trust, with voting decisions requiring a majority vote of the three Co-Trustees. Thomas E. Dolby, son of Ray and Dagmar Dolby, has sole power to direct the voting of the shares held by the Ray Dolby 2002 Trust A and the Ray Dolby 2011 Trust A, as Special Trustee of such trusts. David E. Dolby has sole power to direct the voting of the shares held by the Ray Dolby 2002 Trust B and the Ray Dolby 2011 Trust B, as Special Trustee of such trusts. The reporting person disclaims beneficial ownership of these securities except to the extent of her pecuniary interest therein.
(11)	Consists of (i) 38,854,719 shares of Class B Common Stock held of record by Ray and Dagmar Dolby, as Trustees of the Ray Dolby Trust, (ii) 1,410,165 shares of Class B Common Stock held of record by Ray and Dagmar Dolby, as Trustees of the Ray Dolby 2002 Trust A, (iii) 1,810,165 shares of Class B Common Stock held of record by Ray and Dagmar Dolby, as Trustees of the Ray Dolby 2002 Trust B, (iv) 4,999,000 shares of Class B Common Stock held of record by Ray and Dagmar Dolby, as Trustees of the Ray Dolby 2011 Trust A, and (v) 4,999,000 shares of Class B Common Stock held of record by Ray and Dagmar Dolby, as Trustees of the Ray Dolby 2011 Trust B, and (vi) 2,500,000 shares of Class B Common Stock held by the Family LLC. The reporting person disclaims beneficial ownership of these securities except to the extent of her pecuniary interest therein.
(12)	Assumes the conversion of all outstanding shares of Class B Common Stock into shares of Class A Common Stock.
(13)	Represents 89.2% of the total voting power of the Class A Common Stock and Class B Common Stock, because each share of Class A Common Stock is entitled to one vote and each share of Class B Common Stock is entitled to ten votes.
(14)	Based on 45,630,160 shares of Class A Common Stock and 56,592,841 shares of Class B Common Stock outstanding on November 23, 2012.

Class A CUSIP Number: 25659T107 Class B CUSIP Number: Not Applicable	Page 6 of 25 Pages

1.	Names of Reporting Persons Ray and Dagmar Dolby, as Trustees of the Ray Dolby Trust under the Dolby Family Trust Instrument dated May 7, 1999
2.	Check the Appropriate Box if a Member of a Group (see instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) Not applicable
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization USA
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power None
	8.	Shared Voting Power 38,854,719 Class B Shares (15)
	9.	Sole Dispositive Power None
	10.	Shared Dispositive Power 38,854,719 Class B Shares (15)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 38,854,719 Class B Shares (15)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (see instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 38.0% (16)(17)(18)
14.	Type of Reporting Person (see instructions) OO

Page 7 of 25 Pages

(15)	Consists of 38,854,719 shares of Class B Common Stock held of record by Ray and Dagmar Dolby, as Trustees of the Ray Dolby Trust. Ray Dolby and Dagmar Dolby are Co-Trustees under the Ray Dolby Trust, and their son David E. Dolby is a Special Trustee of the Ray Dolby Trust. Ray Dolby and Dagmar Dolby have shared dispositive power as to the shares held by the Ray Dolby Trust, and Ray Dolby, Dagmar Dolby and David E. Dolby have shared voting power over the shares held by the Ray Dolby Trust, with voting decisions requiring a majority vote of the three Co-Trustees.
(16)	Assumes the conversion of all outstanding shares of Class B Common Stock into shares of Class A Common Stock.
(17)	Represents 63.5% of the total voting power of the Class A Common Stock and Class B Common Stock, because each share of Class A Common Stock is entitled to one vote and each share of Class B Common Stock is entitled to ten votes.
(18)	Based on 45,630,160 shares of Class A Common Stock and 56,592,841 shares of Class B Common Stock outstanding on November 23, 2012.

Class A CUSIP Number: 25659T107 Class B CUSIP Number: Not Applicable	Page 8 of 25 Pages

1.	Names of Reporting Persons Ray and Dagmar Dolby, as Trustees of the Ray Dolby 2002 Trust A dated April 19, 2002
2.	Check the Appropriate Box if a Member of a Group (see instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) Not applicable
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization USA
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power None
	8.	Shared Voting Power None
	9.	Sole Dispositive Power None
	10.	Shared Dispositive Power 1,410,165 Class B Shares (19)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,410,165 Class B Shares (19)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (see instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 1.4% (20)(21)(22)
14.	Type of Reporting Person (see instructions) OO

Page 9 of 25 Pages

(19)	Consists of 1,410,165 shares of Class B Common Stock held of record by Ray and Dagmar Dolby, as Trustees of the Ray Dolby 2002 Trust A. Ray Dolby and Dagmar Dolby are Co-Trustees under the Ray Dolby 2002 Trust A. Ray Dolby and Dagmar Dolby have shared dispositive power as to the shares held by the Ray Dolby 2002 Trust A, and Thomas E. Dolby has sole power to direct the voting of the shares held by the Ray Dolby 2002 Trust A, as Special Trustee of such trust.
(20)	Assumes the conversion of all outstanding shares of Class B Common Stock into shares of Class A Common Stock.
(21)	Represents 2.3% of the total voting power of the Class A Common Stock and Class B Common Stock, because each share of Class A Common Stock is entitled to one vote and each share of Class B Common Stock is entitled to ten votes.
(22)	Based on 45,630,160 shares of Class A Common Stock and 56,592,841 shares of Class B Common Stock outstanding on November 23, 2012.

Class A CUSIP Number: 25659T107 Class B CUSIP Number: Not Applicable	Page 10 of 25 Pages

1.	Names of Reporting Persons Ray and Dagmar Dolby, as Trustees of the Ray Dolby 2002 Trust B dated April 19, 2002
2.	Check the Appropriate Box if a Member of a Group (see instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) Not applicable
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization USA
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power None
	8.	Shared Voting Power None
	9.	Sole Dispositive Power None
	10.	Shared Dispositive Power 1,810,165 Class B Shares (23)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,810,165 Class B Shares (23)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (see instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 1.8% (24)(25)(26)
14.	Type of Reporting Person (see instructions) OO

Page 11 of 25 Pages

(23)	Consists of 1,810,165 shares of Class B Common Stock held of record by Ray and Dagmar Dolby, as Trustees of the Ray Dolby 2002 Trust B. Ray Dolby and Dagmar Dolby are Co-Trustees under the Ray Dolby 2002 Trust B. Ray Dolby and Dagmar Dolby have shared dispositive power as to the shares held by the Ray Dolby 2002 Trust B, and David E. Dolby has sole power to direct the voting of the shares held by the Ray Dolby 2002 Trust B, as Special Trustee of such trust.
(24)	Assumes the conversion of all outstanding shares of Class B Common Stock into shares of Class A Common Stock.
(25)	Represents 3.0% of the total voting power of the Class A Common Stock and Class B Common Stock, because each share of Class A Common Stock is entitled to one vote and each share of Class B Common Stock is entitled to ten votes.
(26)	Based on 45,630,160 shares of Class A Common Stock and 56,592,841 shares of Class B Common Stock outstanding on November 23, 2012.

Class A CUSIP Number: 25659T107 Class B CUSIP Number: Not Applicable	Page 12 of 25 Pages

1.	Names of Reporting Persons Ray and Dagmar Dolby, as Trustees of the Ray Dolby 2011 Trust A dated December 14, 2011
2.	Check the Appropriate Box if a Member of a Group (see instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) Not applicable
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization USA
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power None
	8.	Shared Voting Power None
	9.	Sole Dispositive Power None
	10.	Shared Dispositive Power 4,999,000 Class B Shares (27)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 4,999,000 Class B Shares (27)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (see instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 4.9% (28)(29)(30)
14.	Type of Reporting Person (see instructions) OO

Page 13 of 25 Pages

(27)	Consists of 4,999,000 shares of Class B Common Stock held of record by Ray and Dagmar Dolby, as Trustees of the Ray Dolby 2011 Trust A. Ray Dolby and Dagmar Dolby are Co-Trustees under the Ray Dolby 2011 Trust A. Ray Dolby and Dagmar Dolby have shared dispositive power as to the shares held by the Ray Dolby 2011 Trust A, and Thomas E. Dolby has sole power to direct the voting of the shares held by the Ray Dolby 2011 Trust A, as Special Trustee of such trust.
(28)	Assumes the conversion of all outstanding shares of Class B Common Stock into shares of Class A Common Stock.
(29)	Represents 8.2% of the total voting power of the Class A Common Stock and Class B Common Stock, because each share of Class A Common Stock is entitled to one vote and each share of Class B Common Stock is entitled to ten votes.
(30)	Based on 45,630,160 shares of Class A Common Stock and 56,592,841 shares of Class B Common Stock outstanding on November 23, 2012.

Class A CUSIP Number: 25659T107 Class B CUSIP Number: Not Applicable	Page 14 of 25 Pages

1.	Names of Reporting Persons Ray and Dagmar Dolby, as Trustees of the Ray Dolby 2011 Trust B dated December 14, 2011
2.	Check the Appropriate Box if a Member of a Group (see instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) Not applicable
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization USA
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power None
	8.	Shared Voting Power None
	9.	Sole Dispositive Power None
	10.	Shared Dispositive Power 4,999,000 Class B Shares (31)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 4,999,000 Class B Shares (31)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (see instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 4.9% (32)(33)(34)
14.	Type of Reporting Person (see instructions) OO

Page 15 of 25 Pages

(31)	Consists of 4,999,000 shares of Class B Common Stock held of record by Ray and Dagmar Dolby, as Trustees of the Ray Dolby 2011 Trust B. Ray Dolby and Dagmar Dolby are Co-Trustees under the Ray Dolby 2011 Trust B. Ray Dagmar and Dagmar Dolby have shared dispositive power as to the shares held by the Ray Dolby 2011 Trust B, and David E. Dolby has sole power to direct the voting of the shares held by the Ray Dolby 2011 Trust B, as Special Trustee of such trust.
(32)	Assumes the conversion of all outstanding shares of Class B Common Stock into shares of Class A Common Stock.
(33)	Represents 8.2% of the total voting power of the Class A Common Stock and Class B Common Stock, because each share of Class A Common Stock is entitled to one vote and each share of Class B Common Stock is entitled to ten votes.
(34)	Based on 45,630,160 shares of Class A Common Stock and 56,592,841 shares of Class B Common Stock outstanding on November 23, 2012.

Class A CUSIP Number: 25659T107 Class B CUSIP Number: Not Applicable	Page 16 of 25 Pages

1.	Names of Reporting Persons Thomas E. Dolby
2.	Check the Appropriate Box if a Member of a Group (see instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) Not applicable
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization USA
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 7,659,165 Class B Shares (35)
	8.	Shared Voting Power None
	9.	Sole Dispositive Power None
	10.	Shared Dispositive Power None
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 7,659,165 Class B Shares (35)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (see instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 7.5% (36)(37)(38)
14.	Type of Reporting Person (see instructions) IN

Page 17 of 25 Pages

(35)	Consists of (i) 1,410,165 shares of Class B Common Stock held of record by Ray and Dagmar Dolby, as Trustees of the Ray Dolby 2002 Trust A, (ii) 4,999,000 shares of Class B Common Stock held of record by Ray and Dagmar Dolby, as Trustees of the Ray Dolby 2011 Trust A, and (iii) 1,250,000 shares of Class B Common Stock held by the Family LLC. Ray Dolby and Dagmar Dolby are Co-Trustees and have shared dispositive power as to the shares held by the Ray Dolby 2002 Trust A and the Ray Dolby 2011 Trust A. Thomas E. Dolby has sole power to direct the voting of the shares held by the Ray Dolby 2002 Trust A and the Ray Dolby 2011 Trust A, as Special Trustee of such trusts. Thomas E. Dolby has sole power to direct the voting of 50% of the 2,500,000 shares of Class B Common Stock held by the Family LLC, as a Special Manager of the Family LLC. The reporting person disclaims beneficial ownership of these securities except to the extent of his pecuniary interest therein.
(36)	Assumes the conversion of all outstanding shares of Class B Common Stock into shares of Class A Common Stock.
(37)	Represents 12.5% of the total voting power of the Class A Common Stock and Class B Common Stock, because each share of Class A Common Stock is entitled to one vote and each share of Class B Common Stock is entitled to ten votes.
(38)	Based on 45,630,160 shares of Class A Common Stock and 56,592,841 shares of Class B Common Stock outstanding on November 23, 2012.

Class A CUSIP Number: 25659T107 Class B CUSIP Number: Not Applicable	Page 18 of 25 Pages

1.	Names of Reporting Persons David E. Dolby
2.	Check the Appropriate Box if a Member of a Group (see instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) Not applicable
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization USA
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 8,068,886 (40)
	8.	Shared Voting Power 38,854,719 Class B Shares (41)
	9.	Sole Dispositive Power 9,721 Class A Shares (42)
	10.	Shared Dispositive Power None
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 8,068,886 (40)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (see instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 7.9% (43)(44)(45)
14.	Type of Reporting Person (see instructions) IN

Page 19 of 25 Pages

(40)	Consists of (i) 6,977 shares of Class A Common Stock held by David E. Dolby, (ii) stock options held by David E. Dolby to purchase 2,701 shares of Class A Common Stock that are exercisable within 60 days after November 23, 2012, (iii) 43 shares of Class A Common Stock subject to restricted stock unit awards held by David E. Dolby that vest within 60 days after November 23, 2012, (iv) 1,810,165 shares of Class B Common Stock held of record by Ray and Dagmar Dolby, as Trustees of the Ray Dolby 2002 Trust B, (v) 4,999,000 shares of Class B Common Stock held of record by Ray and Dagmar Dolby, as Trustees of the Ray Dolby 2011 Trust B, and (vi) 1,250,000 shares of Class B Common Stock held by the Family LLC. Ray Dolby and Dagmar Dolby are Co-Trustees and have shared dispositive power under the Ray Dolby 2002 Trust B and the Ray Dolby 2011 Trust B. David E. Dolby has sole power to direct the voting of the shares held by the Ray Dolby 2002 Trust B and the Ray Dolby 2011 Trust B, as Special Trustee of such trusts. David E. Dolby has sole power to direct the voting of 50% of the 2,500,000 shares of Class B Common Stock held by the Family LLC, as a Special Manager of the Family LLC. The reporting person disclaims beneficial ownership of these securities except to the extent of his pecuniary interest therein.
(41)	Consists of 38,854,719 shares of Class B Common Stock held of record by Ray and Dagmar Dolby, as Trustees of the Ray Dolby Trust. Ray Dolby and Dagmar Dolby are Co-Trustees under the Ray Dolby Trust, and their son David E. Dolby is a Special Trustee of the Ray Dolby Trust. Ray Dolby and Dagmar Dolby have shared dispositive power as to the shares held by the Ray Dolby Trust, and Ray Dolby, Dagmar Dolby and David E. Dolby have shared voting power over the shares held by the Ray Dolby Trust, with voting decisions requiring a majority vote of the three Co-Trustees. The reporting person disclaims beneficial ownership of these securities except to the extent of his pecuniary interest therein.
(42)	Consists of (i) 6,977 shares of Class A Common Stock held by David E. Dolby, (ii) stock options held by David E. Dolby to purchase 2,701 shares of Class A Common Stock that are exercisable within 60 days after November 23, 2012, and (iii) 43 shares of Class A Common Stock subject to restricted stock unit awards held by David E. Dolby that vest within 60 days after November 23, 2012.
(43)	Assumes the conversion of all outstanding shares of Class B Common Stock into shares of Class A Common Stock.
(44)	Represents 13.2% of the total voting power of the Class A Common Stock and Class B Common Stock, because each share of Class A Common Stock is entitled to one vote and each share of Class B Common Stock is entitled to ten votes.
(45)	Based on 45,630,160 shares of Class A Common Stock and 56,592,841 shares of Class B Common Stock outstanding on November 23, 2012.

Class A CUSIP Number: 25659T107 Class B CUSIP Number: Not Applicable	Page 20 of 25 Pages

1.	Names of Reporting Persons Dolby Holdings II LLC
2.	Check the Appropriate Box if a Member of a Group (see instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) Not applicable
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power None
	8.	Shared Voting Power 2,500,000 Class B Shares (46)
	9.	Sole Dispositive Power None
	10.	Shared Dispositive Power 2,500,000 Class B Shares (46)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,500,000 Class B Shares (46)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (see instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 2.4% (47)(48)(49)
14.	Type of Reporting Person (see instructions) OO

Page 21 of 25 Pages

(46)	Consists of 2,500,000 shares of Class B Common Stock held of record by the Family LLC. Dagmar Dolby has sole dispositive power as to the shares held by the Family LLC as the Manager of the Family LLC. Each of Thomas E. Dolby and David E. Dolby has sole power to direct the voting of 50% of the 2,500,000 shares of Class B Common Stock held by the Family LLC, as Special Managers of the Family LLC.
(47)	Assumes the conversion of all outstanding shares of Class B Common Stock into shares of Class A Common Stock.
(48)	Represents 4.1% of the total voting power of the Class A Common Stock and Class B Common Stock, because each share of Class A Common Stock is entitled to one vote and each share of Class B Common Stock is entitled to ten votes.
(49)	Based on 45,630,160 shares of Class A Common Stock and 56,592,841 shares of Class B Common Stock outstanding on November 23, 2012.

Page 22 of 25 Pages

Explanatory Note:

This Amendment No. 2 to Schedule 13D (this “Amendment”) amends and supplements the Schedule 13D (the “Statement”) initially filed with the Commission on December 27, 2011 and Amendment No. 1 thereto filed with the Commission on September 11, 2012. This Amendment is filed on behalf of (i) Ray Dolby, (ii) Dagmar Dolby, (iii) Thomas E. Dolby, (iv) David E. Dolby, (v) Ray and Dagmar Dolby, as Trustees of the Ray Dolby Trust, (vi) Ray and Dagmar Dolby, as Trustees of the Ray Dolby 2002 Trust A, (vii) Ray and Dagmar Dolby, as Trustees of the Ray Dolby 2002 Trust B, (viii) Ray and Dagmar Dolby, as Trustees of the Ray Dolby 2011 Trust A, (ix) Ray and Dagmar Dolby, as Trustees of the Ray Dolby 2011 Trust B, and (x) Dolby Holdings II LLC (collectively, the “Reporting Persons”), relating to the beneficial ownership of the Class A Common Stock, $0.001 par value per share (the “Class A Common Stock”), and the Class B Common Stock, $0.001 par value per share (the “Class B Common Stock”), of Dolby Laboratories, Inc., a Delaware corporation (the “Company”). The Reporting Persons are filing this Amendment to report changes in their beneficial ownership since the filing of the Statement. Except as set forth below, this Amendment does not supplement, restate or amend any of the other information disclosed in the Statement as previously filed. Capitalized terms not defined in this Amendment have the meanings ascribed to them in the Statement as previously filed.

Item 2. Identity and Background

Subsections (c) - (f) of Item 2 of the Statement are amended by adding the following paragraphs at the end thereof:

(c) - (f) The Family LLC is a limited liability company, of which Dagmar Dolby is the Manager with sole dispositive power as to the shares held by the Family LLC and each of Thomas E. Dolby and David E. Dolby are Special Managers with sole power to direct the voting of 50% of the shares held by the Family LLC. The Family LLC was formed under the laws of the State of Delaware.

The Reporting Persons have not, during the last five years, been (i) convicted in a criminal proceeding or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction which resulted in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.

Item 4. Purpose of Transaction

Item 4 of the Statement is amended by adding the following paragraphs at the end thereof:

In December 2012, the Reporting Persons effected certain estate planning transactions, as follows (collectively, the “2012 Estate Planning Transactions”): On November 20, 2012, the Family LLC was formed under the laws of the State of Delaware, with the Dolby Family Trust Instrument dated May 7, 1999 (the “Dolby Family Trust”) holding 100% of the membership interests in the Family LLC. On December 18, 2012, the Ray Dolby Trust contributed 2,500,000 shares of Class B Common Stock to the Family LLC, which resulted in an increase to the capital account of the Dolby Family Trust. After that contribution, Dagmar Dolby as the Manager of the Family LLC has sole dispositive power as to all such shares, and each of Thomas E. Dolby and David E. Dolby as Special Managers of the Family LLC have sole power to direct the voting of 1,250,000 of such shares. The members of the Family LLC have no dispositive or voting power over the securities held by the Family LLC.

The 2012 Estate Planning Transactions described in the foregoing paragraph in this Item 4 were effected for estate planning purposes only. No funds or other consideration were paid in connection with the 2012 Estate Planning Transactions.

On December 18, 2012, the Ray Dolby Trust converted 1,800,000 shares of Class B Common Stock into shares of Class A Common Stock and gifted such shares to a charitable organization (the “December 2012 Gift”).

Except as described herein, none of the Reporting Persons have present plans or proposals that relate to or would result in any of the actions described in Items 4(a) through (j) of Schedule 13D.

Item 5. Interest in Securities of the Issuer

Subsection (c) of Item 5 of the Statement is amended and restated in its entirety as follows:

Page 23 of 25 Pages

(c) The information provided in Item 4 regarding the 2012 Estate Planning Transactions and the December 2012 Gift is incorporated herein by reference.

The table set forth below reflects all other transactions effected by the Reporting Persons in the classes of securities reported on that were effected during the 60 day period ending on December 18, 2012. Each transaction set forth below represents (i) the conversion of the applicable number of shares of Class B Common Stock into an equal number of shares of Class A Common Stock, and (ii) the sale of such shares of Class A Common Stock in open market trades pursuant to the 10b5-1 Trading Plans.

Name of Reporting Person	Date of Transaction	No. of Shares	Sale Price Per Share (1)
Ray Dolby Trust	11/5/2012	11,300	$35.00
Ray Dolby Trust	11/6/2012	6,388	$35.0098(2)
Ray Dolby Trust	12/12/2012	12,903	$35.4389(3)
Ray Dolby Trust	12/12/2012	5,800	$36.2884(4)
Ray Dolby Trust	12/13/2012	1,300	$35.0157(5)
Ray Dolby Trust	12/17/2012	20,000	$35.2638(6)
Ray Dolby Trust	12/18/2012	20,000	$35.3432(7)

(1)	The applicable Reporting Person hereby undertakes to provide upon request to the Commission, the Company or a security holder of the Company full information regarding the number of shares and prices at which the transactions were effected.
(2)	Reflects the weighted average sale price, for multiple trades executed at prices ranging from $35.00 to $35.09 per share.
(3)	Reflects the weighted average sale price, for multiple trades executed at prices ranging from $35.00 to $35.96 per share.
(4)	Reflects the weighted average sale price, for multiple trades executed at prices ranging from $36.00 to $36.66 per share.
(5)	Reflects the weighted average sale price, for multiple trades executed at prices ranging from $35.00 to $35.03 per share.
(6)	Reflects the weighted average sale price, for multiple trades executed at prices ranging from $35.00 to $35.71 per share.
(7)	Reflects the weighted average sale price, for multiple trades executed at prices ranging from $35.08 to $35.66 per share.

Item 7. Material to Be Filed as Exhibits.

Exhibit 1:	Joint Filing Agreement Pursuant to Rule 13d-1(k)(1).

Exhibit 2:	Power of Attorney – Dagmar Dolby (incorporated by reference to Exhibit 2 to Schedule 13D filed with the Commission on December 27, 2011).

Exhibit 3:	Power of Attorney – Thomas E. Dolby (incorporated by reference to Exhibit 2 to Schedule 13D filed with the Commission on December 27, 2011).

Exhibit 4:	Power of Attorney – David E. Dolby (incorporated by reference to Exhibit 2 to Schedule 13D filed with the Commission on December 27, 2011).

Exhibit 5:	Power of Attorney – Ray Dolby 2011 Trust A (incorporated by reference to Exhibit 2 to Schedule 13D filed with the Commission on December 27, 2011).

Exhibit 6:	Power of Attorney – Ray Dolby 2011 Trust B (incorporated by reference to Exhibit 2 to Schedule 13D filed with the Commission on December 27, 2011).

Exhibit 7:	Power of Attorney – Ray Dolby (incorporated by reference to Exhibit 24.1 to Statement of Changes in Beneficial Ownership on Form 4 filed with the SEC on June 1, 2010).

Page 24 of 25 Pages

Exhibit 8:	Power of Attorney - Ray Dolby Trust (incorporated by reference to Exhibit 24.2 to Statement of Changes in Beneficial Ownership on Form 4 filed with the SEC on June 1, 2010).

Exhibit 9:	Power of Attorney - Ray Dolby 2002 Trust A (incorporated by reference to Exhibit 24.3 to Statement of Changes in Beneficial Ownership on Form 4 filed with the SEC on June 1, 2010).

Exhibit 10:	Power of Attorney - Ray Dolby 2002 Trust A (incorporated by reference to Exhibit 24.3 to Statement of Changes in Beneficial Ownership on Form 4 filed with the SEC on June 1, 2010).

Exhibit 11:	Power of Attorney - Ray Dolby 2002 Trust B (incorporated by reference to Exhibit 24.4 to Statement of Changes in Beneficial Ownership on Form 4 filed with the SEC on June 1, 2010).

Exhibit 12:	Power of Attorney - Dolby Holdings II LLC.

Page 25 of 25 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Date: December 26, 2012.

RAY DOLBY		RAY DOLBY TRUST UNDER THE DOLBY FAMILY TRUST INSTRUMENT DATED MAY 7, 1999

By:	* Ray Dolby	By:	*
Name: Dagmar Dolby
Title: Co-Trustee

DAGMAR DOLBY		RAY DOLBY 2002 TRUST A DATED APRIL 19, 2002

		By:	*
By:	*		Name: Dagmar Dolby
	Dagmar Dolby		Title: Co-Trustee

THOMAS E. DOLBY		RAY DOLBY 2002 TRUST B DATED APRIL 19, 2002

		By:	*
By:	*		Name: Dagmar Dolby
	Thomas E. Dolby		Title: Co-Trustee

DAVID E. DOLBY		RAY DOLBY 2011 TRUST A DATED DECEMBER 14, 2011

		By:	*
By:	*		Name: Dagmar Dolby
	David E. Dolby		Title: Co-Trustee

RAY DOLBY 2011 TRUST B DATED DECEMBER 14, 2011

		By:	*
Name: Dagmar Dolby
Title: Co-Trustee

DOLBY HOLDINGS II LLC

		By:	*
Name: Dagmar Dolby
Title: Manager
*By:	/s/ Patrick R. McCabe
Patrick R. McCabe, Individually and for
Morrison & Foerster LLP,
as Attorney-in-Fact